December 28, 2020

Ms. Christina Fettig

Mr. Jeff Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Wells Fargo Funds Trust, File Nos. 333-251019 and 811-09253 (the “Registrant”)

Dear Ms. Fettig and Mr. Foor:

On behalf of the Registrant, I am responding to your comments delivered via telephone on December 17, 2020 and on December 21, 2020 to the registration statement initially filed November 30, 2020 on Form N-14, accession no. 0001081400-20-001350 (the “Registration Statement”).  The Registration Statement relates to the acquisition of the assets (merger) of the Wells Fargo International Value Fund (the “Target Fund”) by the Wells Fargo International Equity Fund (the “Acquiring Fund”) and includes a Prospectus/Proxy Statement (the “Prospectus/Proxy Statement”).

Disclosure Comments:

Comment 1:     On the Front Cover of the Prospectus/Information Statement, in the first bullet under the heading “What do we believe are some key benefits of the proposed fund merger?”, you asked that we disclose, if true, that the Acquiring Fund’s fees without consideration of the management fee waiver are the same or higher than the Target Fund.

Response 1:      The requested change has been made.

Comment 2:     On the Front Cover of the Prospectus/Information Statement, in the first bullet under the heading “Why has the Board of Trustees recommended that I vote in favor of the merger?, you asked that we clarify whether the elimination of duplicative fees and the reduction of associated operating costs is a benefit for the adviser, for Fund shareholders or both.

Response 2       The bullet has been removed.

Comment 3:     You requested that we bold all references to the Exhibits included in the Prospectus/Information Statement in order to highlight the Appendices to shareholders.

Response 3:      The requested change has been made.

Comment 4:     In regards to the “Special Note Regarding the Meeting”, you asked that the Registrant confirm awareness with the staff’s recent guidance regarding changes to the date, time, or location of the meeting, including a decision to hold a virtual or hybrid meeting. In particular, you highlighted note footnote 3. SeeStaff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns at https://www.sec.gov/ocr/staff-guidance-conducting-annual-meetings-light-covid-19-concerns

Response 4:      The Registrant confirms awareness of the staff’s guidance regarding virtual shareholder meetings.

Comment 5:     In the section entitled “INVESTMENT OBJECTIVE AND STRATEGY COMPARISON”, you requested that we include additional disclosure regarding the change from a master-feeder structure that will result from the Merger.

Response 5:      The requested change has been made.

Comment 6:     In the section entitled “PRINCIPAL RISK COMPARISON”, you requested that we include additional disclosure highlighting the material differences in the risks of the Target and Acquiring Fund.

Response 6:      The requested change has been made.

Comment 7:     You noted that the annual fund operating expense table reflects that the fees for the Target Fund’s Administrator Class shares, after waiver, will not decline as stated in the first bullet on the Front Cover of the Prospectus/Information Statement.  You asked we clarify this point.

Response 7:      The requested change has been made.

Comment 8:     In the section entitled “BOARD CONSIDERATIONS”, you requested that we revise disclosure stating that the current contractual and effective management fee rates are equal in light of disclosure indicating that management fee rates are higher for the Acquiring Fund than for the Target Fund.

Response 8:      The requested change has been made.

Comment 9:     In the section entitled “TAX INFORMATION”, you noted that the Target Fund expects to dispose of approximately 94% of its securities in connection with the reorganization.  You asked that we clarify for the staff the process for such transactions (i.e., will the feeder fund receive securities from the master portfolio that are then sold by the feeder fund) and why 94% of securities will be sold when the disclosure indicates the Target and Acquiring Funds’ strategies are so closely aligned.

Response 9:      In connection with the Target Fund’s master-feeder structure, the sale of securities resulting from the Merger will occur at the master portfolio level.  Immediately following these transactions, the master portfolio will distribute securities and cash to the Target Fund, equal to the Target Fund’s ownership in the master portfolio, and the Target Fund will, in turn, contribute such securities and cash to the Acquiring Fund. While the principal investment strategies of the Target and Acquiring Funds are similar, due to the differences in sub-adviser and portfolio manager, as well as the impact of international transfer restrictions applicable to portfolio securities held by the master portfolio in which the Target Fund invests, we expect to have to sell approximately 94% of such securities in the transaction.

Accounting Comments:

Comment 1:     As required by the FAST Act, you requested that update the prospectus/proxy statement or prospectus/information statement and related Statement of Additional Information (“SAI”) to include hyperlinks for all documents incorporated by reference into the Registration Statement.

Response 1:      The requested update has been made.

Comment 2:     You requested that we update the cover page of the prospectus/proxy statement to include the semi-annual report for both the Target Fund and Acquiring Fund, as applicable, in the incorporation by reference.

Response 2:      The requested update has been made.

Comment 3:     In the section entitled SHAREHOLDER FEE AND FUND EXPENSE COMPARISON, you requested that we confirm that the “Annual Fund Operating Expenses” table reflects the current fees in accordance with Item 3 of Form N-14 for both the Acquiring Fund and the Target Fund.

Response 3:      As called for in Item 3 of Form N-14, we confirm that the fees contained in the Annual Fund Operating Expenses table reflect the current fees for both the Acquiring Fund and the Target Fund.

Comment 4:     In the section entitled SHAREHOLDER FEE AND FUND EXPENSE COMPARISON, you requested that we include additional footnotes to the “Annual Fund Operating Expenses” table describing the expense waivers currently in effect for both the Acquiring Fund and the Target Fund pre-merger.

Response 4.      The requested update has been made.

Comment 5:     In the section entitled SHAREHOLDER FEE AND FUND EXPENSE COMPARISON, you requested that we confirm that the contractual management fee waiver for the Acquiring Fund pre-merger included in the “Annual Fund Operating Expenses” table will be in effect for at least one year from the effective date of the Registration Statement.

Response 5:      We confirm that the Acquiring Fund’s pre-merger contractual management fee waiver will be in effect for at least one year from the effective date of the Registration Statement.

Comment 6:     In the section entitled SHAREHOLDER FEE AND FUND EXPENSE COMPARISON, you asked that we amend each footnote to the “Annual Fund Operating Expenses” table to include the actual management fee waiver rather than simply referring to the net annual fund operating expense number included in the table.

Response 6:      The requested change has been made.

Comment 7:     In the section entitled SHAREHOLDER FEE AND FUND EXPENSE COMPARISON, you asked that we update the disclosure in the introductory paragraph relating to the “Example of Fund Expenses” table to specify the length of the management fee waiver included in the calculation of each example of fund expense number provided.

Response 7:     The requested change has been made.

Comment 8:     In the section entitled ADDITIONAL INFORMATION REGARDING THE EXPENSE OF THE FUNDS, you asked that we update the disclosure to include the relevant comparative information for the Target Fund.

Response 8:     The requested change has been made.

Comment 9:     In the “Narrative Pro Forma Financial Statements” included in the SAI, you requested that we update the disclosure to include an additional Note relating to the “use of estimates.”

Response 9:     The requested update has been made.

Comment 10:   In the “Narrative Pro Forma Financial Statements” included in the SAI, you asked that we consider including additional detail in basis points (bps) relating to the expense adjustments expressed in dollars.

Response 10:    We respectfully decline to make the change.

Comment 11:   In the “Narrative Pro Forma Financial Statements” included in the SAI, you asked that we consider including detailed information relating to the anticipated costs of the reorganization.

Response 11:    As disclosed in the Registration Statement, Wells Fargo Funds Management, LLC (“Funds Management”) or its affiliates will bear all expenses incurred in connection with the merger (other than brokerage and transaction costs associated with the sale or purchase of portfolio securities in connection with the merger). As such, we respectfully decline to make this change.

Comment 12:   In the “Dear Shareholder Letter”, you asked that we consider adding disclosure to clarify that the Funds will bear brokerage and transaction costs associated with the sale or purchase of portfolio securities in connection with the merger.

Response 12:    The requested change has been made.

Comment 13:  In the section entitled SHAREHOLDER FEE AND FUND EXPENSE COMPARISON, you asked that we confirm or update as necessary the management fees reflected in the “Annual Fund Operating Expenses” table and in the “Narrative Pro Forma Financial Statements” included in the SAI.

Response 13:    The Acquiring Fund’s pro forma effective management fee is decreasing as presented in the “Annual Fund Operating Expense” table as a result of the combined assets of the Target Fund and Acquiring Fund reaching the next tier/breakpoint in the contractual management fee schedule. The increase in effective management fee noted in the Narrative Pro Forma Financial Statement is a reflection of those same combined assets being greater than the Acquiring Fund’s current asset level before the merger and thus is a larger dollar amount.

Comment 14:   In the section entitled SHAREHOLDER FEE AND FUND EXPENSE COMPARISON, you asked that we confirm or update as necessary the number provided for Class A shares in the “Example of Fund Expenses” table.

Response 14:    The number has been updated.

Comment 15:   In the section entitled MANAGEMENT OF THE FUNDS, you asked that we include comparative disclosure throughout the section regarding the investment manager and sub-advisers for both the Target Fund and Acquiring Fund.

Response 15:    The requested change has been made.

Comment 16:   In the section entitled TAX INFORMATION, you asked that we consider including additional detail regarding the expected costs of repositioning by expressing the identified costs in basis points (bps).

Response 16:    The requested change has been made.

Comment 17:   In the section entitled MANAGEMENT OF THE FUND, you requested that we confirm or update the management fee paid by the Acquiring Fund after fee waivers.

Response 17:    The figure has been updated.

Comment 18:   In the section entitled MANAGEMENT OF THE FUND, you asked that we confirm that the contractual management fee schedules for the Target Fund and Acquiring Fund are the same.

Response 18:    We confirm that the contractual management fee schedules for the Target Fund and Acquiring Fund are the same.

Comment 19:   In the section entitled BOARD CONSIDERATIONS, you asked that we include disclosure noting that Funds Management will bear the costs of the merger even if the merger cannot be completed.

Response 19:    The requested disclosure has been added to the section entitles KEY FEATURES OF THE MERGER.

Comment 20:   In the “Narrative Pro Forma Financial Statements” contained in the SAI, you asked that we include disclosure noting that Funds Management will bear the costs of the merger even if the merger cannot be completed.

Response 20:    As noted in the Response 11 and Response 23, the requested change has been added to the section entitled KEY FEATURES OF THE MERGER.

Comment 21:   In the section entitled MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER, under the sub-section entitled “Distribution of Income and Gain”, you asked that we consider amending the disclosure to match more closely the disclosure in the section entitled TAX INFORMATION earlier in the Prospectus/Proxy Statement.

Response 21:    The requested change has been made.

Comment 22:   In the section entitled MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER, under the sub-section entitled “Distribution of Income and Gain”, you asked that we include detail regarding the amount of capital loss carryforwards potentially subject to limitation on use following the merger.

Response 22:    The requested change has been made.

Comment 23:  In the “Narrative Pro Forma Financial Statements” contained in the SAI, you asked that we include disclosure relating to the expected security sales described earlier in the Prospectus/Proxy Statement.

Response 23:    The requested change has been made.

Comment 24:   In light of SEC staff guidance relating to transactions involving multiple Target Funds merging into the same Acquiring Fund, you requested that we include pro forma expense information, pro forma capitalization information and a narrative pro forma financial statement that reflects the effect of both the Target Fund and Wells Fargo Diversified International Fund merging into the Acquiring Fund.

Response 24:    The pro forma expense information has been updated to reflect the only potential outcome of the Target Fund and Wells Fargo Diversified International Fund merging into the Acquiring Fund.  The pro forma capitalization information and the pro forma financial statements reflect the combination of both the Target Fund and Wells Fargo Diversified International Fund into the Acquiring Fund.

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The Registrant filed an amended Registration Statement including a definitive Prospectus/Proxy Statement on December 28, 2020. Such filing incorporated your comments, where applicable, as outlined in this letter, and made other non-material changes.  As outlined in the cover letter contained in the filing, we respectfully request effectiveness of the Registration Statement for December 30, 2020.

Please feel free to call me at (617) 571-3275 if you have any questions or comments in this matter.

Sincerely,

/s/ Maureen E. Towle

Maureen E. Towle

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC